Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated September 28, 2007, except for the correction of an error concerning overstated general and administrative expenses as disclosed in Note 1 to the financial statements included in the transition report for the transition period from January 1, 2007 to June 30, 2007 included in form 10-KSB/A, and its effect on the Consolidated Statements of Operations and loss per share, Comprehensive loss, and Cash Flows for the six months ended June 30, 2007 and 2006, and the related cumulative effect on the equity section of the Balance Sheets as of June 30, 2007 and 2006, as to which the date is October 29, 2007. We hereby consent to the incorporation by reference of said report in the Registration Statement of Collexis Holdings, Inc. on Form S-1.

/s/ Bernstein & Pinchuk LLP

 New York, New York
 May 7, 2009